January 11, 2006

United States Securities and Exchange Commission
Mail Stop 7010
Division of Corporation Finance
100 F. Street N,E.
Washington, D.C.
U.S.A. 20549

Dear Sirs/Mesdames:

RE:   Aquasol EnviroTech Ltd.
      Form 20-F Registration Statement
      File No. 0-51625
      Request for Withdrawal

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Aquasol EnviroTech Ltd. hereby requests the withdrawal of its Registration Statement on Form 20FR12G (Commission File No. 0-51625). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 16, 2005. The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold.

Aquasol EnviroTech Ltd., intends to address the Commission's comments of December 9, 2005, to the Registration Statement in its new Form 20FR12G to be filed under Section 12(g) of the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Dr. Yenyou (Jeff) Zheng at (604) 688-8002.

Yours truly,
AQUASOL ENVIROTECH LTD.


"Yenyou (Jeff) Zheng"
---------------------
Yenyou (Jeff) Zheng
President & Director

/YZ


            1980 - 1055 W. HASTINGS ST., VANCOUVER, BC CANADA V6E 2E9
                      TEL: (604)688-8002 FAX: (604)688-8030
            E-MAIL: INFO@AQUASOLTECH.COM WEBSITE: WWW.AQUASOLTECH.COM